                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


            / X /  ANNUAL REPORT PURSUANT TO SECTION 15(d) Of THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                        For the Year Ended June 30, 1995

                                       OR

        /   /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                          Commission File Number 1-483


                               Title of the Plan --


                        INVESTMENT PLAN FOR EMPLOYEES OF
                             MALLINCKRODT GROUP INC.



                Name and Address of the Issuer of the Securities
                           Held Pursuant to the Plan --


                               Mallinckrodt Group Inc.
                               7733 Forsyth Boulevard
                            St. Louis, Missouri 63105-1820

                         Investment Plan for Employees
                           of Mallinckrodt Group Inc.


                            Financial Statements and
                             Supplemental Schedules

                                 June 30, 1995
                       with Report of Independent Auditors

                         Investment Plan for Employees
                           of Mallinckrodt Group Inc.


                            Financial Statements and
                             Supplemental Schedules

                            Year ended June 30, 1995





                                    CONTENTS


Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . .2

Financial Statements

Statement of Net Assets Available for Benefits . . . . . . . . . . . . . . . .3
Statement of Changes in Net Assets Available for Benefits. . . . . . . . . . .5
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .7

Supplemental Schedules

Assets Held for Investment . . . . . . . . . . . . . . . . . . . . . . . . . 15
Reportable Transactions. . . . . . . . . . . . . . . . . . . . . . . . . . . 16

                                    Signature

The Plan -- Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, the persons who administer the Employee Benefit Plan and who are duly authorized, have caused this annual report to be signed.

               Investment Plan for Employees of Mallinckrodt Group Inc.
                           Employee Benefits Committee

          Signature                   Title                       Date
-------------------------------------------------------------------------------
ASHOK CHAWLA
--------------------
Ashok Chawla             Vice President,                    December 20, 1995
                         Strategic Management
BRUCE K. CROCKETT
--------------------
Bruce K. Crockett        Vice President,                    December 20, 1995
                         Human Resources
BEVERLEY L. HAYES
--------------------
Beverley L. Hayes        Vice President, Human Resources    December 20, 1995
                         Mallinckrodt Veterinary, Inc.
ROGER A. KELLER
--------------------
Roger A. Keller          Vice President, Secretary and      December 20, 1995
                         General Counsel
DAVID R. KUPFERER
--------------------
David R. Kupferer        Vice President, Human Resources    December 20, 1995
                         Mallinckrodt Chemical, Inc.
DOUGLAS A. MCKINNEY
--------------------
Douglas A. McKinney      Treasurer                          December 20, 1995

MARY J. MONNET
--------------------
Mary J. Monnet           Vice President, Human Resources    December 20, 1995
                         Mallinckrodt Medical, Inc.
JOHN J. RIORDAN
--------------------
John J. Riordan          Director,                          December 20, 1995
                         Pension and Profit Sharing Plans
MICHAEL A. ROCCA
--------------------
Michael A. Rocca         Chief Financial Officer            December 20, 1995

WILLIAM B. STONE
--------------------
William B. Stone         Vice President and Controller      December 20, 1995
                         (Chairman of the Committee)

                                        1

                         Report of Independent Auditors

Plan Administrator
Investment Plan for Employees of
Mallinckrodt Group Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Group Inc. as of June 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects to the financial statements taken as a whole.


November 29, 1995

               Investment Plan for Employees of Mallinckrodt Group Inc.
                 Statement of Net Assets Available for Benefits
                                  June 30, 1995

                                                                     MGI
                                                       Total      Stock Fund
                                                   --------------------------------
Cash                                               $    222,186   $   222,186
Investments:
  Mallinckrodt Group Inc. common stock (906,861
    shares; cost - $25,600,658)                    $ 32,193,566    32,193,566
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (494,349
      shares; cost - $20,335,562)                    25,285,934             -
    Vanguard/Wellesley Income Fund
      (1,261,509 shares; cost - $22,976,847)         24,271,428             -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company      63,793,518             -
      Metropolitan Life Ins. Company                 16,172,260             -
  The Northern Trust Company Collective Short-
    Term Investment Fund (378,714 units; cost -
    $378,714)                                           378,714             -
  Loans to participants                               5,567,031             -
  Other                                                   7,686             -
                                                   --------------------------------
Total investments                                   167,670,137    32,193,566


Receivables:
  Employer contributions                              9,680,755     2,435,499
  Participant contributions                             887,356       229,619
  Interest and dividends                                  3,556         1,297
                                                  ---------------------------------
Total receivables                                    10,571,667     2,666,415
                                                  ---------------------------------



Amounts owed (to) from other funds                            -      (437,458)
                                                  --------------------------------
Net assets available for benefits                  $178,463,990   $34,644,709
                                                  --------------------------------
                                                  --------------------------------



                                                   Fixed Income     Balanced
                                                       Fund           Fund
                                                   --------------------------------
Cash                                               $          -   $         -
Investments:
  Mallinckrodt Group Inc. common stock (906,861
    shares; cost - $25,600,658)                               -             -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (494,349
      shares; cost - $20,335,562)                             -             -
    Vanguard/Wellesley Income Fund
      (1,261,509 shares; cost - $22,976,847)                  -    24,271,428
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company      63,793,518             -
      Metropolitan Life Ins. Company                 16,172,260             -
  The Northern Trust Company Collective Short-
    Term Investment Fund (378,714 units; cost -
    $378,714)                                           118,292       120,071
  Loans to participants                                  38,533             -
  Other                                                   7,686             -
                                                   --------------------------------
Total investments                                    80,130,289    24,391,499


Receivables:
  Employer contributions                              3,057,172     1,943,289
  Participant contributions                             273,561       183,217
  Interest and dividends                                  1,489           395
                                                  ---------------------------------
Total receivables                                     3,332,222     2,126,901
                                                  ---------------------------------



Amounts owed (to) from other funds                      990,702      (197,082)
                                                  --------------------------------
Net assets available for benefits                  $ 84,453,213   $26,321,318
                                                  --------------------------------
                                                  --------------------------------


                                                     S&P 500      Administrative
                                                   Index Fund         Account
                                                   --------------------------------
Cash                                               $          -    $        -
Investments:
  Mallinckrodt Group Inc. common stock (906,861
    shares; cost - $25,600,658)                               -             -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (494,349
      shares; cost - $20,335,562)                    25,285,934             -
    Vanguard/Wellesley Income Fund
      (1,261,509 shares; cost - $22,976,847)                  -             -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company               -             -
      Metropolitan Life Ins. Company                          -             -
  The Northern Trust Company Collective Short-
    Term Investment Fund (378,714 units; cost -
    $378,714)                                           140,351             -
  Loans to participants                                       -     5,528,498
  Other                                                       -             -
                                                   --------------------------------
Total investments                                    25,426,285     5,528,498


Receivables:
  Employer contributions                              2,244,795             -
  Participant contributions                             200,959             -
  Interest and dividends                                    375             -
                                                  ---------------------------------
Total receivables                                     2,446,129             -
                                                  ---------------------------------



Amounts owed (to) from other funds                     (356,162)            -
                                                  --------------------------------
Net assets available for benefits                  $ 27,516,252   $ 5,528,498
                                                  --------------------------------
                                                  --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.

               Investment Plan for Employees of Mallinckrodt Group Inc.
                 Statement of Net Assets Available for Benefits
                                  June 30, 1994

                                                                     MGI
                                                       Total      Stock Fund
                                                   --------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (744,176
    shares; cost - $20,185,788)                    $ 24,185,720  $24,185,720
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (355,963
      shares; cost - $13,925,571)                    14,882,833            -
    Vanguard/Wellesley Income Fund
      (1,084,734 shares; cost - $19,920,759)         19,210,639            -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company      58,604,000            -
      Metropolitan Life Ins. Company                 14,801,173            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (866,736 units; cost -
    $866,736)                                           866,736      413,077
                                                   --------------------------------
Total investments                                   132,551,101   24,598,797
Receivables:
  Loans to participants                               5,472,857            -
  Employer contributions                              7,274,982    1,944,804
  Participant contributions                           1,633,119      497,417
  Interest and dividends                                 14,252        5,763
                                                  ---------------------------------
Total receivables                                    14,395,210    2,447,984
                                                  ---------------------------------
                                                    146,946,311   27,046,781

LIABILITIES
Amounts owed to (from) other funds                            -      192,812
Employee loans payable                                  306,900       66,637
                                                   --------------------------------
Net assets available for benefits                  $146,639,411  $26,787,332
                                                   --------------------------------
                                                   --------------------------------


                                                   Fixed Income   Balanced
                                                      Fund          Fund
-----------------------------------------------------------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (744,176
    shares; cost - $20,185,788)                    $           -   $        -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (355,963
      shares; cost - $13,925,571)                              -            -
    Vanguard/Wellesley Income Fund
      (1,084,734 shares; cost - $19,920,759)                   -    9,210,639
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company       58,604,000            -
      Metropolitan Life Ins. Company                  14,801,173            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (866,736 units; cost -
    $866,736)                                            296,327       47,738
                                                   --------------------------------
Total investments                                     73,701,500   19,258,377

Receivables:
  Loans to participants                                   46,390            -
  Employer contributions                               2,276,954    1,700,002
  Participant contributions                              205,445      575,852
  Interest and dividends                                   2,872        3,119
                                                   --------------------------------
Total receivables                                      2,531,661    2,278,973
                                                   --------------------------------
                                                      76,233,161   21,537,350
LIABILITIES
Amounts owed to (from) other funds                    (1,049,221)     794,843
Employee loans payable                                   150,832       59,275
                                                   --------------------------------
Net assets available for benefits                    $77,131,550  $20,683,232
                                                   --------------------------------
                                                   --------------------------------


                                                      S&P 500      Administrative
                                                    Index Fund         Account
-----------------------------------------------------------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (744,176
    shares; cost - $20,185,788)                    $          -  $         -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (355,963
      shares; cost - $13,925,571)                    14,882,833            -
    Vanguard/Wellesley Income Fund
      (1,084,734 shares; cost - $19,920,759)                  -            -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company               -            -
      Metropolitan Life Ins. Company                          -            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (866,736 units; cost -
    $866,736)                                           109,594            -
                                                   --------------------------------
Total investments                                    14,992,427            -

Receivables:
  Loans to participants                                       -    5,426,467
  Employer contributions                              1,353,222            -
  Participant contributions                             354,405            -
  Interest and dividends                                  2,498            -
                                                   --------------------------------
Total receivables                                     1,710,125    5,426,467
                                                   --------------------------------
                                                     16,702,552    5,426,467

LIABILITIES
Amounts owed to (from) other funds                       61,566            -
Employee loans payable                                   30,156            -
                                                   --------------------------------
Net assets available for benefits                  $ 16,610,830  $ 5,426,467
                                                   --------------------------------
                                                   --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.
                                      4

               Investment Plan for Employees of Mallinckrodt Group Inc.
            Statement of Changes in Net Assets Available for Benefits
                            Year ended June 30, 1995

                                                                   MGI
                                                      Total      Stock Fund
                                                   --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $    474,414   $  474,414
    Mutual funds                                      1,844,340            -
                                                   --------------------------------
                                                      2,318,754      474,414
  Interest:
    Loans to participants                               348,785       78,825
    Investments                                       5,111,790       12,595
                                                   --------------------------------
                                                      5,460,575       91,420
                                                   --------------------------------
Net investment income                                 7,779,329      565,834

Net appreciation (depreciation) in fair value
  of investments                                      9,228,387    2,882,421

Contributions:
  Employer                                           11,947,021    3,035,323
  Participant                                        21,674,162    6,122,721
                                                   --------------------------------
Total contributions                                  33,621,183    9,158,044

Cash and stock distributed to withdrawing
  participants                                      (18,804,320)  (2,730,457)
Transfers of investment direction                              -  (2,018,465)
                                                   --------------------------------
Net increases                                        31,824,579    7,857,377
Net assets available for benefits at beginning
  of year                                           146,639,411   26,787,332
                                                   --------------------------------
Net assets available for benefits at end of
  year                                             $178,463,990  $34,644,709
                                                   --------------------------------
                                                   --------------------------------



                                                    Fixed Income    Balanced
                                                        Fund          Fund
                                                   --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $         -    $        -
    Mutual funds                                             -     1,339,412
                                                   --------------------------------
                                                             -     1,339,412
  Interest:
    Loans to participants                              136,724        71,152
    Investments                                      5,087,410         6,628
                                                   --------------------------------
                                                     5,224,134        77,780
                                                   --------------------------------
Net investment income                                5,224,134     1,417,192

Net appreciation (depreciation) in fair value
  of investments                                             -     2,203,088

Contributions:
  Employer                                           3,764,924     2,444,176
  Participant                                        7,977,724     5,170,416
                                                   --------------------------------
Total contributions                                 11,742,648     7,614,592

Cash and stock distributed to withdrawing
  participants                                     (13,946,791)   (2,416,475)
Transfers of investment direction                    4,301,672    (3,180,311)
                                                   ---------------------------------
Net increases                                        7,321,663     5,638,086
Net assets available for benefits at beginning
  of year                                           77,131,550    20,683,232
                                                 ----------------------------------
Net assets available for benefits at end of
  year                                            $84,453,213   $26,321,318
                                                 ----------------------------------
                                                 ----------------------------------


                                                    S&P 500      Administrative
                                                  Index Fund       Account
                                                  ---------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $          -   $         -
    Mutual funds                                        504,928             -
                                                   ------------------------------------
                                                        504,928             -
  Interest:
    Loans to participants                                62,084             -
    Investments                                           5,157             -
                                                   --------------------------------
                                                         67,241             -
                                                   --------------------------------
Net investment income                                   572,169             -

Net appreciation (depreciation) in fair value
  of investments                                      4,142,878             -

Contributions:
  Employer                                            2,702,598             -
  Participant                                         4,823,927    (2,420,626)
                                                   --------------------------------
Total contributions                                   7,526,525    (2,420,626)

Cash and stock distributed to withdrawing
  participants                                       (2,233,254)    2,522,657
Transfers of investment direction                       897,104             -
                                                    -------------------------------
Net increases                                        10,905,422       102,031
Net assets available for benefits at beginning
  of year                                            16,610,830     5,426,467
                                                   --------------------------------
Net assets available for benefits at end of
  year                                              $27,516,252    $5,528,498
                                                   --------------------------------
                                                   --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.

               Investment Plan for Employees of Mallinckrodt Group Inc.
            Statement of Changes in Net Assets Available for Benefits
                            Year ended June 30, 1994

                                                                   MGI
                                                      Total      Stock Fund
                                                   --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $    349,391   $  349,391
    Mutual funds                                      1,386,390            -
                                                   --------------------------------
                                                      1,735,781      349,391
  Interest:
    Loans to participants                               289,836       79,410
    Investments                                       4,653,011       15,263
                                                   --------------------------------
                                                      4,942,847       94,673
                                                   --------------------------------
Net investment income                                 6,678,628      444,064

Net appreciation (depreciation) in fair value
  of investments                                         85,407    1,640,226

Contributions:
  Employer                                            9,501,934    2,539,654
  Participant                                        18,363,824    5,893,902
                                                   --------------------------------
Total contributions                                  27,865,758    8,433,556

Cash and stock distributed to withdrawing
  participants                                      (14,620,505)  (3,168,344)
Transfers of investment direction                             -   (1,151,755)
                                                   --------------------------------
Net increases                                        20,009,288    6,197,747
Net assets available for benefits at beginning
  of year                                           126,630,123   20,589,585
                                                   --------------------------------
Net assets available for benefits at end of
  year                                             $146,639,411  $26,787,332
                                                   --------------------------------
                                                   --------------------------------



                                                    Fixed Income    Balanced
                                                        Fund          Fund
                                                   --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $         -    $        -
    Mutual funds                                             -     1,023,196
                                                   --------------------------------
                                                             -     1,023,196
  Interest:
    Loans to participants                              107,619        60,972
    Investments                                      4,622,788         8,396
                                                   --------------------------------
                                                     4,730,407        69,368
                                                   --------------------------------
Net investment income                                4,730,407     1,092,564

Net appreciation (depreciation) in fair value
  of investments                                             -    (1,351,084)

Contributions:
  Employer                                          2,984,674      2,204,201
  Participant                                       6,253,979      4,455,026
                                                   --------------------------------
Total contributions                                 9,238,653      6,659,227

Cash and stock distributed to withdrawing
  participants                                    (10,074,517)    (2,326,133)
Transfers of investment direction                     604,155      1,212,272
                                                  ---------------------------------
Net increases                                       4,498,698      5,286,846
Net assets available for benefits at beginning
  of year                                          72,632,852     15,396,386
                                                 ----------------------------------
Net assets available for benefits at end of
  year                                            $77,131,550    $20,683,232
                                                 ----------------------------------
                                                 ----------------------------------


                                                    S&P 500      Administrative
                                                  Index Fund       Account
                                                  ---------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $          -   $         -
    Mutual funds                                        363,194             -
                                                   ------------------------------------
                                                        363,194             -
  Interest:
    Loans to participants                                41,835             -
    Investments                                           6,564             -
                                                   --------------------------------
                                                         48,399             -
                                                   --------------------------------
Net investment income                                   411,593             -

Net appreciation (depreciation) in fair value
  of investments                                       (203,735)            -

Contributions:
  Employer                                            1,773,405             -
  Participant                                         3,896,304    (2,135,387)
                                                   --------------------------------
Total contributions                                   5,669,709    (2,135,387)

Cash and stock distributed to withdrawing
  participants                                       (2,153,514)    3,102,003
Transfers of investment direction                      (664,672)            -
                                                    -------------------------------
Net increases                                         3,059,381       966,616
Net assets available for benefits at beginning
  of year                                            13,551,449     4,459,851
                                                   --------------------------------
Net assets available for benefits at end of
  year                                              $16,610,830    $5,426,467
                                                   --------------------------------
                                                   --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.

               Investment Plan for Employees of Mallinckrodt Group Inc.

                          Notes to Financial Statements

                        Years ended June 30, 1995 and 1994


1.  DESCRIPTION OF THE PLAN

GENERAL

This Plan description is provided for general information purposes only. Participants should refer to the November 1993 plan summary which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Group Inc.
(Plan) as supplemented by an Information Bulletin issued as of April 30, 1994, for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970, and has been subsequently amended from time to time to incorporate certain changes in Plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Group Inc. and certain wholly owned subsidiaries and certain union employees at Mallinckrodt Chemical, Inc. (jointly referred to as Mallinckrodt or the Company), who are employed in the U.S. or on a U.S. payroll, are eligible to participate in the Plan.

Separate accounts are maintained for each participant. Each participant's account balances are adjusted for contributions, distributions, loans, income, gains, and losses. Participants are fully vested in all amounts allocated to their Plan accounts.

The Plan is funded by contributions from participants in the form of after-tax contributions (payroll deductions) of up to 15% of participants' base monthly salaries. The Plan also provides a qualified cash or deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code. The percentage of a participant's base monthly salary which could be contributed on a pretax basis (salary reduction contributions) cannot exceed 15%. Total after-tax and pretax contributions cannot exceed 15% of a participant's base monthly salary. In addition, for calendar year 1994 and 1995 salary reduction contributions could not exceed $9,240.

The Plan is also funded by employer contributions of not less than 20% of a participant's eligible contributions. Contributions that do not exceed 6% of a participant's base monthly salary constitute eligible contributions. Mallinckrodt may make additional discretionary contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations with respect to Mallinckrodt's consolidated net earnings and retained earnings.

Total employer contributions were equal to 105% of participants' eligible contributions for the year ended June 30, 1995, and 87% for the year ended June 30, 1994.

               Investment Plan for Employees of Mallinckrodt Group Inc.

                       Years ended June 30, 1995 and 1994


1.  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Under certain circumstances, participants may transfer their vested benefits from other plans to the Plan.

While Mallinckrodt has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan terminates, participants will be entitled to receive a complete distribution of their undistributed account balance as held in their respective Plan accounts. Because all Plan assets are allocated to Plan participants and a participant's benefit under the plan equals the value of the participant's account balance, the Plan is not subject to the insurance provisions of the Pension Benefit Guarantee Corporation.

Administrative expenses of the Plan are borne by Mallinckrodt.

INVESTMENTS

The Plan's investments, except for certain investments in group annuity contracts discussed below, at June 30, 1995 and 1994, were held by The Northern Trust Company (Northern) under a trust agreement dated March 2, 1988, and amended June 19, 1991. Investments in group annuity contracts were with Transamerica Occidental Life Insurance Company (Transamerica) and Metropolitan Life Insurance Company (Metropolitan) at June 30, 1995.

All new contributions to the Fixed Income Fund are invested 75% in the Transamerica contract and 25% in the Metropolitan contract. The contract with Transamerica dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning January 1, 1995 is 7.00%, net of investment management fees. The contract with Metropolitan dated October 18, 1991, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rates for the contract year beginning January 1, 1995 is 6.25%, net of investment management fees.

               Investment Plan for Employees of Mallinckrodt Group Inc.

                        Years ended June 30, 1995 and 1994


1.  DESCRIPTION OF THE PLAN (CONTINUED)

FUND ASSET VALUATION

Participants' equity in the Plan is valued in dollars determined as of the last business day of each calendar month (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest of such fund as of the previous valuation date.

INVESTMENT PROGRAMS

Participants select their desired investment funds upon joining the Plan. Participants may direct that their past and future contributions, employer contributions and earnings on such contributions be invested in one of the Funds or in increments of 25% in any of the Funds. Participants may also elect to change the investment direction of their contributions four times a year as of January 1, April 1, July 1, and October 1, upon giving the required notice.
Such a change only affects the investment of the participant's contributions and employer contributions received by the Plan after the effective date of the change.

Transfers into and out of the Fixed Income Fund are made on a prorated basis of 75%-25% from both the Transamerica contract and the Metropolitan contract, respectively. Participants having an account balance invested in the Fixed Income Fund may transfer their balance out of that Fund only if no more than 20% of the total value of the Transamerica contract on November 1 of the prior year is transferred or distributed for all participants, then the amount elected to be transferred or distributed by each individual will be reduced on a pro rata basis until the total amount transferred by all participants is reduced to 20% of the value of the assets invested in the Transamerica contract as of the end of the prior year. Transfers from the Metropolitan contract are limited to the extent that the total transfer at any given time must be on a 75%-25% basis from the Transamerica and Metropolitan contracts, respectively.

A participant may change the amount of payroll deduction or salary reduction twice a year, as of January 1 and July 1, upon giving the required notice.

VESTING AND PARTICIPATION

All Plan members are fully vested. Employees who are eligible to join the Plan may elect to do so on the first January 1 or July 1 following their initial date of employment.

               Investment Plan for Employees of Mallinckrodt Group Inc.

                        Years ended June 30, 1995 and 1994

1.  DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS

The Plan does permit participants to withdraw various portions, or in certain instances, their entire account balance in the Plan under limited circumstances. However, these rights of withdrawal are limited and carry, in certain cases, suspension of participation penalties.

Participants may withdraw their entire interest in the Plan without penalty upon termination of their employment or upon reaching age 59 1/2 or becoming disabled as defined in the Plan.

Except as noted above, amounts contributed through salary deferrals, as well as earnings thereon, may not be withdrawn while a participant is employed by the Company except under certain conditions of financial hardship. In such instances, salary deferrals may be withdrawn; however, as a penalty, the participant is suspended from participation for at least 12 months.

Participants may also withdraw after-tax and employer contributions without penalty upon demonstration of financial hardship. Or, these amounts may be withdrawn for any purpose in which case the participant would also incur a suspension of participation for 12 months.

Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

DISTRIBUTION UPON TERMINATION OF EMPLOYMENT OR RETIREMENT

Upon termination of employment with Mallinckrodt and its affiliates, Plan participants are entitled to receive a complete distribution of their entire account balance in the Plan.

All participants who terminate their employment with vested account balances whose value exceeds $3,500 are eligible to defer receipt of any distribution from the Plan until January 31 of the year following termination or no later than the April 1 following their attainment of age 70 1/2. If long-term deferral is elected, the participant's account is transferred to the Fixed Income Fund. The accounts of participants electing short-term deferral remain invested in the investment funds selected by the participants until distribution on January 31 following termination of employment.

               Investment Plan for Employees of Mallinckrodt Group Inc.

                        Years ended June 30, 1995 and 1994


1.  DESCRIPTION OF THE PLAN (CONTINUED)

DISTRIBUTION UPON TERMINATION OF EMPLOYMENT OR RETIREMENT

Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) in substantially equal annual installments not to exceed ten, and (2) make any election for the method of distribution in the event of their death prior to total distribution. The beneficiary of a retired participant is permitted, in the event of the latter's death, to change the form of payment election made by the deceased participant.

Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan account exceeds $3,500 will be permitted to defer receipt of their Plan distribution as provided above, except that distribution will be received in a lump sum only.

LOANS TO PARTICIPANTS

Participants in the Plan may be granted loans from their Plan accounts subject to certain terms, maximum dollar amounts, or Plan account balance limits and other rules as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Rather, the interest paid by the participant on the loan is credited to the participant's account. Loans are accounted for in the Administrative Account in the accompanying Statement of Net Assets Available for Benefits. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income, determined at the prime rate, are credited to the borrowing participant's account. The rate of interest charged for the term of a loan is the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan is approved. Loan repayments are made by monthly payroll deductions. Loan repayments are invested in the same manner as current contributions, except that repayments related to loans outstanding prior to August 1990 may continue to be invested in the Fund or Funds out of which the loans were originally taken.

               Investment Plan for Employees of Mallinckrodt Group Inc.

                        Years ended June 30, 1995 and 1994


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

All investments are carried at fair value, except the group fixed annuity contracts which are carried at contract value, which equals cost plus interest earned to date. The group fixed annuity contracts generally provide that upon termination the contracts will be paid at market value which may be lower or higher than contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares or units of the mutual fund investments and The Northern Trust Company Collective Short-Term Investment Fund is the net asset value of those shares or units as computed by the respective funds.

CONTRIBUTIONS

Contributions from participants are recorded monthly when due from Mallinckrodt. Contributions by Mallinckrodt are accrued monthly based on the minimum contribution percentage (20%) required by the Plan. Any additional contributions by Mallinckrodt are made following approval by its Board of Directors.

SECURITY TRANSACTIONS

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed).

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

RECLASSIFICATION

Certain prior year balances have been reclassified to conform to the current year's treatment.

               Investment Plan for Employees of Mallinckrodt Group Inc.

                       Years ended June 30, 1995 and 1994

3.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENT ASSETS

The components of the net appreciation (depreciation) in fair value of investment assets for the years ended June 30, 1995 and 1994, were as follows:

                                                       June 30, 1995
                                      -------------------------------------------------------
                                                    Mallinckrodt    Balanced       S&P 500
   Security Type                         Total       Stock Fund       Fund       Index Fund
---------------------------------------------------------------------------------------------
Mallinckrodt Group Inc. Common Stock   $2,882,421     $2,882,421    $        -    $        -
Mutual funds:
Vanguard Index Trust--500 Portfolio     4,142,878              -             -     4,142,878
  Vanguard/Wellesley Income Fund        2,203,088              -     2,203,088             -
                                     -------------------------------------------------------
Net appreciation (depreciation) in
fair value of investment assets        $9,228,387     $2,882,421    $2,203,088    $4,142,878
                                     -------------------------------------------------------
                                     -------------------------------------------------------

                                                           June 30, 1994
                                      -------------------------------------------------------
                                                    Mallinckrodt    Balanced       S&P 500
   Security Type                         Total       Stock Fund       Fund       Index Fund
---------------------------------------------------------------------------------------------
Mallinckrodt Group Inc. Common Stock   $ 1,640,226    $ 1,640,226   $         -   $       -
Mutual funds:
  Vanguard Index Trust--500 Portfolio     (203,735)             -             -    (203,735)
  Vanguard/Wellesley Income Fund        (1,351,084)             -    (1,351,084)          -
                                      -------------------------------------------------------
Net appreciation (depreciation) in
  fair value of investment assets      $    85,407    $ 1,640,226   $(1,351,084)  $(203,735)
                                      -------------------------------------------------------
                                      -------------------------------------------------------


4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       June 30
                                              1995                  1994
                                          -----------------------------------
Net assets available for benefits
 per the financial statements              $178,463,990         $149,639,411
Amounts allocated to withdrawing
  participants                               (2,843,814)          (2,254,721)
                                          -----------------------------------
Net assets available for benefits
 per the Form 5500                         $175,620,176         $147,384,690
                                          -----------------------------------
                                          -----------------------------------

               Investment Plan for Employees of Mallinckrodt Group Inc.

                       Years ended June 30, 1995 and 1994

4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

Amounts allocated to withdrawing participants by fund option are as follows:

                                                       June 30
                                              1995                 1994
                                          -----------------------------------
Mallinckrodt stock fund                    $  502,248           $  349,453
Fixed income fund                           1,315,000            1,395,666
Balanced fund                                 548,790              272,239
S&P 500 index fund                            477,776              237,363
                                          -----------------------------------
                                           $2,843,814           $2,254,721
                                          -----------------------------------
                                          -----------------------------------


The following is a reconciliation of cash and stock distributed to participants per the financial statements to the Form 5500:

                                                                     Year ended
                                                                       June 30
                                                                         1995
                                                                     ------------
Cash and stock distributed to participants per the
 financial statements                                                $18,804,320
Add:  Amounts allocated to withdrawing participants
 at June 30, 1995                                                      2,843,814
Less:  Amounts allocated to withdrawing participants
 at June 30, 1994                                                     (2,254,721)
                                                                     ------------
Cash and stock distributed to participants per the Form 5500         $19,393,413
                                                                     ------------
                                                                     ------------

5.  FEDERAL INCOME TAX STATUS

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Group Inc., as amended, established thereunder is exempt from Federal income taxation under section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             SUPPLEMENTAL SCHEDULES

               Investment Plan for Employees of Mallinckrodt Group Inc.

                             Assets Held for Investment

                                  June 30, 1995


                                                                             Fair
Description                             Number of Shares       Cost          Value
--------------------------------------------------------------------------------------
Mallinckrodt Group Inc.
  Common stock                            906.862 shares   $ 25,600,658   $ 32,193,566

Vanguard Index Trust-
  500 Portfolio                           494,349 shares     20,335,562     25,285,934

Vanguard/Wellesley Income Fund          1,261,509 shares     22,976,847     24,271,428

Group fixed annuity contracts:
  Transamerica Occidental Life
    Insurance Company:
      GAC #005100200                                         63,793,518     63,793,518

  Metropolitan Life Insurance Company:
      GAC #12826                                             16,172,260     16,172,260

The Northern Trust Company:
  Collective Short-Term Investment
    Fund                                                        378,714        378,714

Loans to participants                                         5,567,031      5,567,031

High Valley L.P. note 84-1311                              $      7,686   $      7,686
                                                           ---------------------------
Total investments                                          $154,832,276   $167,670,137
                                                           ---------------------------
                                                           ---------------------------

               Investment Plan for Employees of Mallinckrodt Group Inc.

                             Reportable Transactions

                            Year Ended June 30, 1995


                                  Purchases             Sales
                              ----------------  ---------------------------      Net Gain
        Description           Number     Cost   Number    Proceeds     Cost       (Loss)
------------------------------------------------------------------------------------------
CATEGORY (iii) SERIES OF SECURITIES TRANSACTIONS

The Northern Trust Company
  Collective Short-Term
  Investment Fund (1)           277   $41,112,080  206  $41,600,102  $41,600,102  $      -

Mallinckrodt Group Inc. Common
  Stock                          24     6,948,419    6    1,381,485    1,160,388   221,097

Vanguard Index Trust --
  500 Portfolio                  30     7,056,941    4      745,347      646,952    98,395

Vanguard/Wellesley Income Fund   24     6,000,260   10    2,921,248    2,944,172   (22,924)

Group fixed annuity contract with
  Transamerica Occidental Life
  and Annuity Company (1):
    GAC #005100200               28    12,305,642   24    7,018,947    7,018,947         -

Group fixed annuity contract with
  Metropolitan Life Insurance
  Company (1):
    GAC #12826                   16     3,644,889   12    2,273,802    2,273,802         -


NOTES:  (1) - DUE TO THE NATURE OF THESE TRANSACTIONS, NO GAIN OR LOSS ON
              DISPOSITION IS RECOGNIZED.

        (2) - THERE WERE NO CATEGORY (i), (ii), OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED JUNE 30, 1995.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-94151) pertaining to the Investment Plan for Employees of Mallinckrodt Group Inc. and in the related Prospectus of our report dated November 29, 1995, with respect to the financial statements and schedules of the Investment Plan for Employees of Mallinckrodt Group Inc. included in this Annual Report (Form 11-K) for the year ended June 30, 1995.


                                       ERNST & YOUNG LLP

November 29, 1995